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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------

                                    SCHEDULE TO
                                   (RULE 14D-100)
                   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               RAINFOREST CAFE, INC.
                         (Name of Subject Company (Issuer))

                                LSR ACQUISTION CORP.
                            a wholly owned subsidiary of
                         LANDRY'S SEAFOOD RESTAURANTS, INC.
                        (Names of Filing Persons (Offerors))

                                    ------------

                             COMMON STOCK, NO PAR VALUE
                           (Title of Class of Securities)

                                    ------------

                                    75086K 10 4
                       (CUSIP Number of Class of Securities)

                              Steven Scheinthal, Esq.
                         Landry's Seafood Restaurants, Inc.
                          1400 Post Oak Blvd., Suite 1010
                                Houston, Texas 77056
                              Telephone: (713) 850-1010

                                  With a copy to:
                               Paul T. Schnell, Esq.
                      Skadden, Arps, Slate, Meagher & Flom LLP
                                 Four Times Square
                                 New York, NY 10036
                             Telephone: (212) 735-3000

                       (Name, address and telephone number of
                        person authorized to receive notices
                  and communications on behalf of filing persons)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-1.

            [_] issuer tender offer subject to Rule 13e-4.

            [_] going-private transaction subject to Rule 13e-3.

            [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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            LANDRY'S SEAFOOD RESTAURANTS, INC. TO MAKE CASH TENDER
                        OFFER FOR RAINFOREST CAFE, INC.

Houston, Texas and Minneapolis, Minnesota, September 26, 2000 - Landry's Seafood Restaurants, Inc. ("LNY" - NYSE), a 4.5% shareholder of Rainforest Cafe, Inc. ("RAIN" - NASDAQ), today announced that Landry's and Rainforest have entered into a definitive agreement under which Landry's will acquire all outstanding shares of Rainforest for $3.25 per share payable in cash, which represents a 60% premium over yesterday's closing stock price of $2 1/32nd.

Both companies' Boards of Directors have approved the merger agreement. However, the merger agreement does not restrict the Rainforest Board of Directors from accepting a higher offer for Rainforest Cafe, Inc.

Landry's will commence the transaction with a cash tender offer for 100%, but not less than a majority, of the outstanding Rainforest common shares. If a majority of the outstanding shares are purchased in the tender offer, any remaining Rainforest shares will be exchanged for cash in the amount of $3.25 per share in a merger of Rainforest and Landry's acquisition subsidiary.

Rainforest's Board of Directors and a Special Committee of the Board have unanimously approved the merger agreement. U.S. Bancorp Piper Jaffray delivered its opinion that the tender offer price in the amount of $3.25 was fair from a financial point of view to Rainforest stockholders.

The transaction is valued at approximately $75 million based on 22.9 million outstanding shares of Rainforest common stock on September 25, 2000. The transaction will be subject to customary conditions.

Rainforest shareholders are advised to read the tender offer statement regarding the acquisition of Rainforest, referenced in this press release, which will be filed by Landry's with the U.S. Securities and Exchange Commission and the related solicitation recommendation statement which will be filed by Rainforest with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's website at www.sec.gov and may also be obtained from Landry's by directing such request to: Landry's Seafood Restaurants, Inc., 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056, Attention: Investor Relations, telephone 713/850-1010, e-mail: Pwest@Ldry.com


For Landry's Seafood Restaurants, Inc. Investors

CONTACT: TILMAN J. FERTITTA             OR   PAUL S. WEST
         CHAIRMAN, PRESIDENT AND C.E.O.      VICE PRESIDENT-FINANCE AND C.F.O.
         (713) 850-1010                      (713) 850-1010
                                             www.LandrysSeafood.com

For Rainforest Cafe, Inc. Investors

CONTACT: ROBERT HAHN
         CHIEF FINANCIAL OFFICER
         (952) 945-5400